

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

December 15, 2009

Mr. John H. Untereker
Sr. Vice President and CFO, American Electric Technologies, Inc.
6410 Long Drive
Houston, TX 77087

**Re: American Electric Technologies, Inc.
            Form 10-K for the year ended December 31, 2008
            Form 10-Q for the quarter ended September 30, 2009
            File No. 0-24575**

Dear Mr. Untereker:

We have reviewed your filings and have the following comments. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Contractual Obligations, page 17

1. In future filings please revise your table of contractual obligations to include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.

Critical Accounting Policies and Estimates, page 18

2. We note your disclosures on page F-9 regarding your property, plant and equipment. In future filings, please provide a more specific and comprehensive discussion of the triggering events which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

   • The percentage by which fair value exceeds carrying value;
   • A description of the methods and key assumptions used and how the key assumptions were determined;
   • A discussion of the degree of uncertainties associated with the key assumptions, and;
   • A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Notes to financial Statements

(2) Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-9

3. We note that your customer agreements have not been assigned a useful life. Given this, it appears that you have determined these assets are indefinite lived. Please explain this determination citing appropriate authoritative literature and enhance your disclosures in future filing to clearly explain your accounting policy for this type of asset.

 (15) Stock Options, page F-20

4. In future filings please ensure you have included the disclosures required by ASC Topic 718. For example, it does not appear that you have included the weighted average grant date fair value of equity options or the methods and assumptions used to estimate fair value. Please refer to ASC Topic 718.10.50-2.

Form 10-Q for the quarter ended September 30, 2009

Statement of Cash Flows, page 5

5. In future filings please remove the apparent subtotal on the line titled 'Change in operating assets and liabilities.' Additionally, we note that your net cash provided by operating activities does not total correctly. Please provide an explanation for this difference and provide revised cash flow subtotals (i.e., operations, investing and financing) for the period ended September 30, 2009 in your response.

Notes to the Consolidated Financial Statements

9. Revolving Credit Agreement, page 10

6. We note your credit agreement contains financial covenants. If it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

11. Leases, page F-18

7. We note your table of future lease commitments on page F-19. Please clarify for us if this table only includes those commitments resulting from your capital lease obligation. If so, please include your future minimum lease payments for your operating leases in future filings as required by ASC Topic 840.20.50.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief